T. Rowe Price Corporate Income Fund, Inc.

The following sentences has been added to the funds' operating policies on investing in below investment-grade or noninvestment-grade debt securities:

Fund investments in high-yield bonds may be made through the T. Rowe Price Institutional High Yield Fund. The fund will not look through the Institutional High Yield Fund to that fund's underlying investments when determining compliance with investment restrictions.